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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2002

                        Commission File Number 000-29103


                          ST ASSEMBLY TEST SERVICES LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                               5 Yishun Street 23
                                Singapore 768442
                                 (65) 6824-7888
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

     Form 20-F   X                       Form 40-F
               -----                               -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes                                 No   X
         -----                              -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            ST ASSEMBLY TEST SERVICES LTD
                                            By:


                                                     /s/ Tan Lay Koon
                                            -----------------------------------
                                            Name  : Tan Lay Koon
                                            Title : Chief Financial Officer
                                            Date  : 9 May, 2002
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                      ST ASSEMBLY TEST SERVICES LTD (STATS)

             NOTICE OF OFFICER'S CHANGE IN INTEREST IN STATS SHARES

Name of Officer                             :  Chan Kok Yong
                                               ---------------------------------

Date of notice to STATS                     :  9 May 2002
                                               ---------------------------------

Date of change of shareholding              :  8 May 2002
                                               ---------------------------------

Name of registered holder                   :  Chan Kok Yong
                                               ---------------------------------

Circumstances giving rise to change         :  Sale
                                               ---------------------------------

Number of shares of the change              :  180,000
                                               ---------------------------------

Percentage of issued share capital*         :  0.02%
                                               ---------------------------------

Consideration per share                     :  S$2.71
                                               ---------------------------------

------------------------------------------------------------------------------------------------
SUMMARY TABLE                                    BEFORE CHANGE                 AFTER CHANGE
------------------------------------------------------------------------------------------------
Number of shares                                    182,600                        2,600
------------------------------------------------------------------------------------------------
Percentage of issued share capital*                    0.02%                      0.0003%
------------------------------------------------------------------------------------------------

* Based on 991,508,635 ordinary shares par value S$0.25 of STATS as of 7 May 2002.


Information declared by:-


           /s/ CHAN KOK YONG
----------------------------------------
Name:  Chan Kok Yong

Designation: EVP

Date: 9 May 2002